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Washington, 49

MAR 0 1 2013

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65990

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DUNES SECURITIES CORPORATION

OFFICIAL USE ONLY
127394
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 QUEENS FOLLY ROAD
(No. and Street)

HILTON HEAD ISLAND — SC — 29928
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EDWARD B. DOWASCHINSKI — 843-689-6472
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ELLIOTT DAVIS LLC
(Name – *if individual, state last, first, middle name*)

200 EAST BROAD STREET, GREENVILLE — SC — 29601
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM
3/12/13

OATH OR AFFIRMATION

I, EDWARD B. DOWASCHINSKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DUNES SECURITIES CORPORATION, as of FEBRUARY 28, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

LINDA J. MOCK

MY COMMISSION EXPIRES NOV. 21, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dunes Securities Corporation

Report on Financial Statements

For the year ended December 31, 2012

***(Pursuant to paragraph (d) of Rule 17a-5
of the Securities Exchange Act of 1934)***

Contents

elliott davis

Independent Auditor's Report

Board of Directors
Dunes Securities Corporation
Hilton Head, South Carolina

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Dunes Securities Corporation (the "Company") as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dunes Securities Corporation as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

Elliott Davis, LLC

Greenville, South Carolina
February 26, 2013

Dunes Securities Corporation
Balance Sheet
December 31, 2012

Assets		
Cash	$	37,388
Total assets	$	37,388
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses	$	4,874
Income taxes payable		226
Total liabilities		5,100
Stockholder's equity		
Common stock, no par value, authorized 100,000 shares, 25,000 shares issued and outstanding		25,000
Additional paid-in capital		5,000
Retained earnings		2,288
Total stockholder's equity		32,288
Total liabilities and stockholder's equity	$	37,388

See Notes to Financial Statements

Dunes Securities Corporation

Statement of Income

For the year ended December 31, 2012

Revenues		
Commissions	$	61,650
Expenses		
Advertising		465
Bank charges		750
Commissions and fees		40,933
Insurance		827
Regulatory fees and assessments		1,760
Office expenses		2,000
Legal and professional		8,198
Rent		600
Printing and publication		820
		56,353
Net income before income taxes		5,297
Provision for income taxes		(226)
Net income	$	5,071

See Notes to Financial Statements

Dunes Securities Corporation

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2012

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
December 31, 2011	$ 25,000	$ 6,160	$ 8,646	$ 39,806
Return of capital for ownership change	(25,000)	(6,160)	(11,429)	(42,589)
Capital contribution for ownership change	25,000	5,000	-	30,000
Net income	-	-	5,071	5,071
December 31, 2012	$ 25,000	$ 5,000	$ 2,288	$ 32,288

See Notes to Financial Statements

Dunes Securities Corporation

Statement of Cash Flows

For the year ended December 31, 2012

Operating activities	
Net income	$ 5,071
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in deferred and accrued amounts	
Accrued expenses	4,807
Income taxes payable	226
Net cash provided operating activities	10,104
Financing activities	
Capital contribution	30,000
Return of capital for ownership change	(42,589)
Net cash used for financing activities	(12,589)
Net decrease in cash	(2,485)
Cash, beginning of year	39,873
Cash, end of year	$ 37,388

See Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies

Dunes Securities Corporation (the "Company") is a registered securities broker/dealer primarily engaged as agent for buyers and sellers of Omni Hilton Head Oceanfront Resort (the "Resort") units with all proceeds of sale or purchase deposited or paid from an escrow account maintained by Regions Bank as fiduciary agent/custodian. The Company is a member of the Financial Industry Regulatory Authority (the "FINRA").

Cash and cash equivalents:

The Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times such deposits may be in excess of FDIC insurance limits.

Income taxes:

Through August 31, 2012, the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. All tax effects of the Company's income or loss were passed through to the shareholder individually. Effective August 31, 2012 as part of the Company's ownership change, the Company is now taxed annually as a corporation. Based on the Company's ownership structure, tax returns are filed as a part of a consolidated group return. Income tax expense is the sum of taxes currently payable and the change during the period in deferred tax assets and liabilities. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. With few exceptions, the Company is not subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2009.

Management has evaluated the effect of the guidance provided by U.S. Generally Accepted Accounting Principles on accounting for uncertainty in income taxes that were effective at December 31, 2012. Management has evaluated all other tax positions that could have a significant effect on the financial statements and determined the Company had no uncertain income tax positions at the balance sheet date.

Revenue recognition:

Commission income is recorded when transactions are completed and funds are distributed at the closing of the respective condominium unit.

Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 1. Summary of Significant Accounting Policies, Continued

Subsequent events:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 26, 2013, the date the financial statements were available to be issued.

Note 2. Regulatory Matters

As a broker dealer, the Company is subject to the minimum net capital requirements adopted and administered by the Securities and Exchange Commission ("SEC"). At December 31, 2011, the Company had net capital, as defined by the SEC, of $32,288. The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the SEC.

Note 3. Ownership Change

In January 2012, the Company's sole shareholder entered into a stock sale agreement with Greenwood Securities Company, Inc. Following regulatory approval, the sale was finalized on August 31, 2012. As of part of this transaction, the new owner contributed capital totaling $30,000, and $42,589 of capital was returned to the previous owner. The ownership change has been reported in this financial statement pursuant to Securities Exchange Act Rule 17a-5(d) which requires, among other things, that every registered broker dealer to file an annual audit report.

Dunes Securities Corporation

Supplemental Schedule 1 - Computation of Net Capital, Per Uniform Capital Rule

December 31, 2012

Computation of net capital	
Credits	
Total stockholder's equity	$ 32,288
Net capital before haircuts	32,288
Haircuts	-
Net capital	32,288
Computation of basic net capital requirements	
Net capital requirement	5,000
Excess capital	$ 27,288

Dunes Securities Corporation

Supplemental Schedule 2 - Reconciliation of The FOCUS Report to Audited Statements

December 31, 2012

Stockholder's equity		
Per the unaudited FOCUS report	$	39,866
Reconciling items		
Organizational costs expensed		(7,352)
Incomes taxes payable		(226)
Per the audited financial statements	$	32,288

elliott davis

Independent Auditor's Report on Internal Control

Board of Directors
Dunes Securities Corporation
Hilton Head, South Carolina

In planning and performing our audit of the financial statements of Dunes Securities Corporation (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, LLC

Greenville, South Carolina
February 26, 2013

Independent Accountant's Report
On Applying Agreed Upon Procedures

Board of Directors
Dunes Securities Corporation
Hilton Head, South Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Dunes Securities Corporation (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, LLC

Greenville, South Carolina
February 26, 2013